Exhibit 99


                       NEWMONT MINING CORPORATION

                       DIRECTORS' STOCK AWARD PLAN


          1. The purposes of the Directors' Stock Award Plan are (a) to attract and retain highly qualified individuals to serve as Directors of Newmont Mining Corporation, (b) to increase non-employee Directors' stock ownership in the Corporation and (c) to relate non-employee Directors' compensation more closely to the Corporation's performance and its shareholders' interest.

          2. The Plan shall become effective on February 1, 1990 (the "Effective Date").

          3. On the date of the Annual Meeting of Stockholders of the Corporation in each year, commencing in 1990, each non-employee Director who is elected or re-elected at such Annual Meeting shall receive 500 shares of Common Stock of the Corporation for service as a Director previously rendered and to be rendered during the year in which such Annual Meeting is held. A Director may forego such award for any year by giving irrevocable written notice to such effect to the Secretary of the Corporation on or before December 31 of the preceding year or, in the case of awards to be made on the date of the 1990 Meeting, prior to the Effective Date.

          4. If a person becomes a new non-employee Director either by election of the Board of Directors without a meeting of Stockholders or by election of the Stockholders at a Special Meeting, such Director shall receive 500 shares of Common Stock of the Corporation for accepting his or her Directorship and for service to be rendered as a Director until the next Annual Meeting of Stockholders. Any such person may forego such award by giving irrevocable written notice to the Secretary of the Corporation prior to his election as a Director.

          5. If the outstanding Common Stock of the Corporation shall at any time be changed or exchanged by declaration of a stock dividend, stock split, combination of shares, recapitalization, merger, consolidation or other corporate reorganization in which the Corporation is the surviving corporation, the number of shares thereafter distributable pursuant to Sections 4 and 5 shall be appropriately and equitably adjusted.

          6. All shares of Common Stock of the Corporation to be used for purposes of this Plan shall be treasury shares, that is, shares previously issued and outstanding which have been reacquired by the Corporation and have not been cancelled.

          7. Shares received by a Director pursuant to this Plan may not be sold, transferred, pledged or assigned by him until the earliest of (a) the expiration of five (5) years after the date of transfer of such shares to him, (b) the date he ceases to be a Director by reason of death or disability, or (c) the later of (x) the date he ceases to be a Director for any reason other than death or disability and (y) the expiration of six (6) months after the date of transfer of such shares to him; provided, however, a Director may assign shares received by him to a personal holding company owned by him or by him and members of his immediate family, upon the expiration of six (6) months after the date of transfer of such shares to him in which case the foregoing
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restrictions on transfer shall apply to such company.  Upon receiving a distribution of shares pursuant to this Plan, any Director may also be required to represent in writing that he or she is acquiring such shares for his or her account for investment and not with a view to, or for sale in connection with, the distribution of any part thereof. Certificates for shares delivered under the Plan may include any legend which the Corporation deems appropriate to reflect any or all of the foregoing restrictions on transactions.

          8. This Plan shall be construed in accordance with the laws of the State of Delaware and may be amended or terminated at any time by action of the Board of Directors of the Corporation.